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                            July 29, 2022

       Sandra Boenisch
       Principal Financial Officer
       ANAVEX LIFE SCIENCES CORP.
       630 5th Avenue, 20th Floor
       New York , NY 10111

                                                        Re: ANAVEX LIFE
SCIENCES CORP.
                                                            10-K filed November
24, 2021
                                                            File No. 001-37606

       Dear Ms. Boenisch:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended September 30, 2021

       Managment's Discussion and Analysis
       Year Ended September 30, 2021, page 39

   1. Given the importance of your research and development expenses to your operations, please provide
disaggregated disclosures by product candidate or by nature of expenses incurred if you do not
track these expenses by product candidate. If you do not track expenses separately by
product candidate, please disclose this fact.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-
       3355 with any questions.
 Sandra Boenisch
ANAVEX LIFE SCIENCES CORP.
July 29, 2022
Page 2


FirstName LastNameSandra Boenisch         Sincerely,
Comapany NameANAVEX LIFE SCIENCES CORP.
                                          Division of Corporation Finance
July 29, 2022 Page 2                      Office of Life Sciences
FirstName LastName